LEHMAN & EILEN LLP

20283 STATE ROAD 7, SUITE 300

BOCA RATON, FL 33498

Tel. (561) 237-0804

January 3, 2008

VIA EDGAR

United States Securities

  and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: Mr. David. L. Orlic

   Special Counsel

Re:

Broadcaster, Inc.

Preliminary Information Statement on Schedule 14C

File No. 0-15949

Dear Mr. Orlic:

Thank you for your January 2, 2008 letter regarding Broadcaster, Inc. ( the “Company”). Enclosed are proposed changes to the Preliminary Information Statement on Schedule 14C (the “Schedule 14C”), which has been marked to show changes from our prior submission and the Company acknowledgement that you requested. The changes in the revised Schedule 14C reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of the Schedule 14C, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.

Please revise your disclosure to fully describe the material facts and circumstances underlying the removal of Dr. Orza and Mr. Gordon as directors.

Response: Complied with. We have added language to the section entitled “DESCRIPTION OF ACTIONS TAKEN -Written Consent Executed and Delivered by the Consenting Stockholders”

2.

You state that you have received the consent of a majority of your voting securities to remove Dr. Orza and Mr. Gordon as directors. Please provide us with a description of the manner in which the consent of the necessary percentage of outstanding shares was obtained. Tell us whether any stockholders were contacted on behalf of the company, as well as the nature of the relationship between those contacted, the company and any affiliates of the company. Provide us with detailed analysis as to whether any of your activities constitute a solicitation, and, if so, whether such activities qualify for one of the exemptions to the definition of solicitation set forth in Rule 14a-2 of the Securities Exchange Act of 1934.

Response: Nine record holders, representing 58% of the voting power of the Company executed written consents in favor of the removal of the two directors. One of the nine record holders has been an officer of the Company since November and owns in excess of ten percent of the voting securities of the Company. None of the other record holders are currently officers or directors of the Company. One of the individual record holders is a former director of the Company. Another individual record holder, is also a managing member of the general partner of one record holder (the other managing member of the general partner is a former director and chairman of the board of the Company) and President of another record holder, thereby controlling the vote of those entities. The remaining four record holders have had business relationships with one of the individual record holders for many years, which include investment advice.

None of the record holders were contacted on behalf of the Company. Each of the record holders engaged in private conversations with one or more record holders as to the financial condition of the Company as well as other companies in which they held a financial position and ways to improve shareholder value. During the course of these conversations each record holder expressed its interest in making a change in the composition of the board of directors in order to improve shareholder value. Since the total number of persons solicited was less than 10 and the solicitation was not made on behalf of the Company, the solicitation activities of the record holders qualify for an exemption to the definition of solicitation set forth in Rule 14a-2(b)(2) of the Securities Exchange Act of 1934.

Please call me with any additional comments that you may have or confirmation that you have no additional comments.

Sincerely,

Hank Gracin

Enclosures

Only one information statement is being delivered to multiple stockholders sharing an address, unless we have received contrary instructions from one or more of the stockholders. We will undertake to deliver promptly upon written or oral request a separate copy of the information statement to a stockholder at a shared address to which a single copy of the information statement was delivered. You may make a written or oral request by sending a written notification to our principal executive offices stating your name, your shared address, and the address to which we should direct the additional copy of the information statement or by calling our principal executive offices at (818) 206-9274. If multiple stockholders sharing an address have received one copy of this information statement and would prefer us to mail each stockholder a separate copy of future mailings, you may send notification to or call our principal executive offices. Additionally, if current stockholders with a shared address received multiple copies of this information statement and would prefer us to mail one copy of future mailings to stockholders at the shared address, notification of that request may also be made by mail or telephone call to our principal executive offices.

DESCRIPTION OF ACTIONS TAKEN

Written Consent Executed and Delivered by the Consenting Stockholders

On December 21, 2007,  record holders of 29,777,137 shares of our Common Stock, representing approximately 58% of such Common Stock outstanding as of December 21, 2007, executed and delivered a written consent providing for the removal without cause of two directors, Dr. Vincent Orza and Paul Goodman  from their positions on our Board of Directors. Although the removal of the two directors is being effected without cause, it is motivated by the shareholders’ lack of confidence in the business judgment of the two directors being removed. Such lack of confidence is the result of recent conversations between the shareholders and the directors and the fact that based upon their biographies and conversations, neither Dr. Vincent Orza nor Paul Goodman has any prior experience in managing companies in the media industry. A copy of the written consent of the majority stockholders is attached as Annex A to this Information Statement.

Vote Required; Manner of Approval

Under our Certificate of Incorporation and the General Corporation Law of the State of Delaware, directors may be removed from our Board of Directors, with or without cause, by the holders of a majority in voting power of the shares entitled to vote at an election of directors. The Delaware General Corporation Law and our bylaws provide that stockholders may take action without a meeting of stockholders if a consent or consents in writing, setting forth the action so taken, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted. As a result, the removal of directors from our Board of Directors may be effected by a written consent or consents executed by the holders of a majority of the outstanding shares of our Common Stock. As of December 21, 2007, 9 people held of record 58% of the outstanding shares of our Common Stock. As such, the written consent executed and delivered on December 21, 2007 is sufficient to remove Dr. Vincent Orza and Paul Goodman from the Corporation’s Board of Directors and no further vote, approval or consent of stockholders is required to approve this action. The Delaware General Corporation Law provides that the written consent is effective when executed by the holders of the number of shares of Common Stock required to take the action and delivered to the Company. Under Rule 14c-2 promulgated under the Securities Exchange Act of 1934, as amended, the action taken by the stockholders to remove Dr. Vincent Orza and Paul Goodman as members of our Board of Directors cannot take effect until 20 days after this Information Statement is sent to our Stockholders. Therefore, the removal of Dr. Vincent Orza and Paul Goodman from the board of directors will be effective as of January   , 2008.  Delaware law does not have a similar requirement.

Outstanding Voting Stock of the Company

As of December 21, 2007, there were 51,342,221 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder to one vote on all matters submitted to the shareholders.

BROADCASTER, INC.
9201 Oakdale Avenue, Suite 200

Chatsworth, California 91311

(818) 206-9274

January 3, 2008

VIA EDGAR

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: Mr. David. L. Orlic

   Special Counsel

Re:

Broadcaster, Inc.

Preliminary Information Statement on Schedule 14C

File No. 0-15949

Dear Mr. Orlic,

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;(ii) staff comments or changes to disclosure in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Broadcaster, Inc.

By:	/s/ Martin Wade, III
Martin Wade, III